UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS CORPORATION

As at June 30, 2023 and December 31, 2022 and for the
three and six months ended June 30, 2023 and 2022

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2023	December 31, 2022
Assets
Current Assets
Cash and cash equivalents	4	$836	$736
Financial assets	5	115	80
Accounts and other receivable, net	7	2,016	2,303
Inventory, net	8	706	635
Other assets	10	1,012	1,126
		4,685	4,880
Non-Current Assets
Financial assets	5	521	417
Accounts and other receivable, net	7	967	888
Other assets	10	395	340
Property, plant and equipment	11	3,750	3,765
Deferred income tax assets		565	626
Intangible assets	12	9,082	9,295
Equity accounted investments	14	249	251
Goodwill	13	6,712	6,914
		$26,926	$27,376
Liabilities and Equity
Current Liabilities
Accounts payable and other	15	$4,214	$4,333
Non-recourse borrowings in subsidiaries of the company	17	1,429	415
Exchangeable and class B shares	6	1,257	1,237
		6,900	5,985
Non-Current Liabilities
Accounts payable and other	15	3,179	3,306
Non-recourse borrowings in subsidiaries of the company	17	11,742	12,498
Deferred income tax liabilities		1,405	1,516
		$23,226	$23,305
Equity
Brookfield Business Partners	21	$327	$359
Non-controlling interests		3,373	3,712
		3,700	4,071
		$26,926	$27,376

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2023	2022	2023	2022
Revenues	20	$2,914	$2,318	$5,835	$4,569
Direct operating costs	19	(2,566)	(2,110)	(5,117)	(4,135)
General and administrative expenses		(117)	(72)	(224)	(140)
Interest income (expense), net		(307)	(133)	(586)	(240)
Equity accounted income (loss), net	14	3	2	—	3
Impairment expense, net		(7)	—	(7)	—
Gain (loss) on acquisitions/dispositions, net	9	87	—	101	—
Remeasurement of exchangeable and class B shares	6	101	696	(20)	528
Other income (expense), net		145	(24)	88	(67)
Income (loss) before income tax		253	677	70	518
Income tax (expense) recovery
Current		(113)	(17)	(158)	(33)
Deferred		18	390	61	402
Net income (loss)		$158	$1,050	$(27)	$887
Attributable to:
Brookfield Business Partners (1)		$108	$789	$(32)	$625
Non-controlling interests		50	261	5	262
		$158	$1,050	$(27)	$887
____________________________________
(1)Net income (loss) is attributable to Brookfield Business Partners both prior to the special distribution and subsequent thereto as a result of the partnership holding all of the class C shares issued by the company. See Note 1(b) for further details.
(2)Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share (“IAS 33”). See Note 2(d) for further details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2023	2022	2023	2022
Net income (loss)		$158	$1,050	$(27)	$887
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		41	(275)	44	(62)
Net investment and cash flow hedges	4	87	141	25	221
Taxes on the above items		(20)	(25)	—	(28)
Reclassification to profit or loss		(18)	6	(36)	17
		90	(153)	33	148

Items that will not be reclassified subsequently to profit or loss:
Taxes on revaluation of pension obligations		—	5	—	5
		90	(148)	33	153
Comprehensive income (loss)		$248	$902	$6	$1,040
Attributable to:
Brookfield Business Partners (1)		$138	$730	$(24)	$671
Non-controlling interests		110	172	30	369
		$248	$902	$6	$1,040
____________________________________
(1)Comprehensive income is attributable to Brookfield Business Partners both prior to the special distribution and subsequently as a result of the partnership holding all of the class C shares issued by the company. See Note 1(b) for further details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners (3)	Non-controlling interests	Total equity
Balance as at January 1, 2023	$737	$118	$(161)	$(335)	$359	$3,712	$4,071
Net income (loss)	—	(32)	—	—	(32)	5	(27)
Other comprehensive income	—	—	—	8	8	25	33
Total comprehensive income (loss)	—	(32)	—	8	(24)	30	6
Contributions	—	—	—	—	—	478	478
Distributions	—	—	—	—	—	(944)	(944)
Ownership changes	—	—	(8)	—	(8)	97	89
Balance as at June 30, 2023	$737	$86	$(169)	$(327)	$327	$3,373	$3,700
Balance as at January 1, 2022	$159	$(712)	$445	$(408)	$(516)	$1,652	$1,136
Net income (loss)	—	625	—	—	625	262	887
Other comprehensive income	—	—	—	46	46	107	153
Total comprehensive income (loss)	—	625	—	46	671	369	1,040
Contributions	7	—	—	—	7	5	12
Distributions	—	(81)	—	—	(81)	(750)	(831)
Ownership changes	—	—	(25)	—	(25)	—	(25)
Special distribution (2)	571	—	(571)	—	—	—	—
Balance as at June 30, 2022	$737	$(168)	$(151)	$(362)	$56	$1,276	$1,332
____________________________________
(1)See Note 18 for additional information.
(2)See Note 1(b) for additional information.
(3)Comprehensive income is attributable to Brookfield Business Partners both prior to the special distribution and subsequently as a result of the partnership holding all of the class C shares issued by the company. See Note 1(b) for further details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2023	2022
Operating Activities
Net income (loss)		$(27)	$887
Adjusted for the following items:
Equity accounted earnings, net of distributions	14	9	(1)
Impairment expense, net		7	—
Depreciation and amortization expense	19	554	305
Gain on acquisitions/dispositions, net	9	(101)	—
Provisions and other items		(156)	63
Deferred income tax expense (recovery)		(61)	(402)
Remeasurement of exchangeable and class B shares	6	20	(528)
Changes in non-cash working capital, net	24	(314)	(128)
Cash from (used in) operating activities		(69)	196
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the company		845	2,881
Repayment of non-recourse borrowings in subsidiaries of the company		(617)	(335)
Proceeds from other financing		53	20
Repayment of other financing		(57)	(37)
Lease liability repayment		(62)	(48)
Capital provided by others who have interests in operating subsidiaries		942	—
Distributions to exchangeable shareholders	6	(9)	(5)
Repayment from Brookfield Business Partners		97	271
Repayment to Brookfield Business Partners		(309)	(478)
Distributions and capital paid to others who have interests in operating subsidiaries		(1,122)	(747)
Contributions from (distributions to) Brookfield Business Partners		—	(81)
Cash from (used in) financing activities		(239)	1,441
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		—	(717)
Property, plant and equipment and intangible assets		(333)	(273)
Financial assets and other		(2)	—
Dispositions
Subsidiaries, net of cash disposed	9	700	—
Property, plant and equipment and intangible assets		12	15
Financial assets and other		3	—
Net settlement of derivative assets and liabilities		(10)	42
Restricted cash and deposits		5	(750)
Cash from (used in) investing activities		375	(1,683)
Cash and cash equivalents
Change during the period		67	(46)
Impact of foreign exchange		33	(20)
Balance, beginning of year		736	894
Balance, end of period		$836	$828
Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
(a)Brookfield Business Corporation
Brookfield Business Corporation and its subsidiaries (the “company”) is an owner and operator of services and industrials operations on a global basis (the “businesses”). The company was formed as a corporation established under the British Columbia Business Corporations Act on June 21, 2021 and is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (the “partnership”, or collectively with its subsidiaries, excluding the company, “Brookfield Business Partners”). Brookfield Business Partners, the company and respective subsidiaries are referred to collectively as the “group”. Brookfield Corporation, formerly Brookfield Asset Management Inc. (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the group, “Brookfield”), is the ultimate parent of the company and the group. Brookfield Business Partners holds all the issued and outstanding class B shares and class C shares of the company as at June 30, 2023. The registered head office of the company is 250 Vesey Street, New York, NY 10281, United States. The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of the company are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC”. The exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of the partnership. Given the economic equivalence, the market price of the exchangeable shares will be significantly impacted by the market price of the LP Units and the combined business performance of the company and Brookfield Business Partners as a whole.
(b)Special Distribution of the Company
On March 15, 2022, the group completed a special distribution (the “special distribution”) whereby the partnership’s unitholders of record as of March 7, 2022 received one exchangeable share for every two LP Units held.
Prior to the special distribution, the company amended its articles of incorporation to provide for the exchangeable shares, class B shares and class C shares. See Note 1(b) (i) and (ii) below for further details. The approximate 7 million common shares of the company were converted into approximately 26 million class C shares and a subsidiary of the partnership subscribed for one class B share of the company for nominal consideration. The conversion of common equity to class C shares is shown as “Special distribution” in the unaudited interim condensed consolidated statements of changes in equity for the six months ended June 30, 2022 and represents the value of the share capital which relates to the class C shares. Prior to filing the articles of amendment, a subsidiary of the partnership contributed cash of $271 million to the company in exchange for a non interest-bearing demand promissory note of the company. The company issued approximately 73 million exchangeable shares and $50 million cash to the subsidiary of the partnership to settle the $271 million non-interest bearing demand promissory note along with the approximately $1.9 billion of non-interest bearing demand promissory notes issued in November 2021. The subsidiary of the partnership then distributed the exchangeable shares to Brookfield Business L.P. (“Holding LP”).
Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Holding LP (the “Holding LP Distribution”) of the exchangeable shares to all the holders of its equity units. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries (other than entities within the group) received approximately 35 million exchangeable shares and (ii) the partnership received approximately 38 million exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding exchangeable shares of the company, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in the company, and all of the issued and outstanding class C non-voting shares, or class C shares, of the company. The class C shares entitle Brookfield Business Partners to all of the residual value in the company after payment in full of the amount due to holders of exchangeable shares and class B shares.
Holders of exchangeable shares held an aggregate 25% voting interest in the company. Immediately after the special distribution, Brookfield, through its ownership of exchangeable shares, held an approximate 16% voting interest in the company. Holders of exchangeable shares, excluding Brookfield, held an approximate 9% aggregate voting interest in the company. Together, Brookfield and Brookfield Business Partners held an approximate 91% voting interest in the company.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
The following describes the agreements resulting from the special distribution:
(i)Class A exchangeable subordinate voting shares
At any time, holders of exchangeable shares have the right to exchange all or a portion of their exchangeable shares for one LP Unit per exchangeable share held or its cash equivalent based on the NYSE closing price of one LP Unit on the date that the request for exchange is received. Due to their exchangeable features, the exchangeable shares are classified as liabilities.
The company has the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of certain redemption events.
(ii)Class B shares and class C shares
At any time, holders of class B shares and class C shares have the right to redeem for cash an amount equal to the market price of an LP Unit. Due to this cash redemption feature, both class B shares and class C shares are classified as financial liabilities. However, the class C shares, the most subordinated class of all of the company’s common shares, meet certain qualifying criteria and will be presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32, Financial instruments: presentation (“IAS 32”).
(iii)Credit facilities
The company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within the group. The credit agreement under which the company is the borrower permits it to borrow up to $1 billion from Brookfield Business Partners, and the other credit agreement permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates a deposit arrangement pursuant to which the lender thereunder may, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
(iv)Equity commitment
Brookfield Business Partners provided the company an equity commitment in the amount of $2 billion. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided by (i) in the case of a subscription for class C shares, the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which the exchangeable shares are listed for the five (5) days immediately preceding the date of the call, or (ii) in the case of a subscription for preferred shares, $25.00 per share. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control the company and has the ability to elect a majority of the company’s board of directors (the “Board of Directors”).
(v)Other arrangements with Brookfield
Wholly-owned subsidiaries of Brookfield provide management services to the company pursuant to Brookfield Business Partners’ existing master services agreement, or the Master Services Agreement. There was no change in how the base management fee and incentive distribution fees are calculated as a result of the special distribution. The company is responsible for paying its proportionate share of the total base management fee. The company’s proportionate share of the base management fee is calculated on the basis of the value of the company’s business relative to that of Brookfield Business Partners.
Further details of the Master Services Agreements are described in Note 22.
(vi)Credit guarantee agreement
A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Statement of compliance
The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim financial reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the annual audited financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.
The unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the company and authorized for issue on August 8, 2023.
(b)Basis of presentation
These unaudited interim condensed consolidated financial statements should be read in conjunction with the company’s December 31, 2022 audited financial statements. The unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2022 audited financial statements, unless otherwise noted.
The results reported in these unaudited interim condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
All figures are presented in millions of U.S. dollars, unless otherwise noted.
The unaudited interim condensed consolidated financial statements have been prepared on the basis of historical cost except for certain financial instruments measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c)Consolidation
These unaudited interim condensed consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the unaudited interim condensed consolidated statements of financial position.
(d)Earnings per Share
The company’s basic and diluted earnings per share have not been presented in the unaudited interim condensed consolidated financial statements. As outlined in Note 6, exchangeable shares and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned note for further details.
(e)Critical accounting judgements and measurement uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are not readily apparent from other sources. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
(f)New accounting policies adopted
The company has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023.
(i)Amendments to IAS 12 Income taxes (“IAS 12”)
In May 2021, IAS 12 was amended to clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The company adopted this amendment for the fiscal period beginning January 1, 2023 and the adoption did not have an impact on the company’s unaudited interim condensed consolidated financial statements.
In May 2023, IAS 12 was amended to clarify requirements relating to International Tax Reform - Pillar Two model rules. The amendments (i) introduce a temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”) and (ii) require additional disclosures. The amendments became effective immediately upon their issue and retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The company adopted this amendment for the fiscal period beginning January 1, 2023 and has elected to apply the temporary exception to the accounting requirements for deferred taxes related to Pillar Two income taxes. The adoption did not have an impact on the company’s unaudited interim condensed consolidated financial statements.
(ii)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
The company adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the company’s unaudited interim condensed consolidated financial statements.
(g)Future changes in accounting policies
(i)Amendments to IAS 1 Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with expected material impacts on the company.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the company’s investees, the company evaluates the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the company has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The company accounts for business combinations using the acquisition method of accounting, pursuant to which identifiable tangible and intangible assets and liabilities are recognized and measured on the basis of the estimated fair values at the date of acquisition.
(a)Acquisitions completed in the six months ended June 30, 2023
There were no significant acquisitions during the six months ended June 30, 2023.
(b)Acquisitions completed in 2022
CDK Global, Inc. (“CDK Global”)
On July 6, 2022, the company, together with institutional partners, acquired a 100% economic interest in CDK Global, a provider of technology services and software solutions to automotive dealers. Total consideration was $8.3 billion, funded with debt and equity. The company received 100% of the voting rights, which provided the company with control, and accordingly, the company has consolidated the business for financial reporting purposes.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
Goodwill of $4.6 billion was recognized and represents growth the company expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets acquired comprise a customer relationship asset of $3.8 billion with a useful life of 15 years, developed technology of $0.7 billion with a useful life of 3-5 years, and a brand intangible asset of $0.3 billion with a useful life of 15 years. Other items included $301 million of cash and cash equivalents, $377 million of accounts receivable and other, $953 million of accounts payable and other, $1.1 billion of deferred tax liabilities and $361 million of other net assets. Transaction costs of approximately $15 million were recorded as other expenses in the 2022 consolidated statements of operating results. Non-controlling interests of $81 million were recognized and measured at fair value.
The acquired customer relationship intangible was valued with significant inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The useful life of 15 years represents the pattern of economic benefits realized by the business, primarily due to the low customer attrition rate observed, and reflects the period of time over which the majority of the cumulative present value of cash flows from the intangible asset would be realized, and after which any remaining forward-looking cash flows from the asset were determined to be de minimis in present value terms.
BHI Energy, Inc. (“BHI Energy”)
On May 27, 2022, the company’s nuclear technology services operations acquired 100% economic interest in BHI Energy for total consideration of $737 million. The company received 100% of voting rights through its nuclear technology operations, which provided the company with control, and accordingly, the company has consolidated the business for financial reporting purposes.
Goodwill of $257 million was recognized, of which $68 million was deductible for tax purposes and represents growth the company’s nuclear technology services operations expect to experience from the operations. Intangible assets of $390 million were acquired as part of the transaction, comprising customer relationships and brand names. Other items include $90 million of other net assets. Transaction costs of approximately $8 million were recorded as other expenses in the 2022 consolidated statements of operating results.
Spanish engineering and outages services business
In March 2022, the company’s nuclear technology services operations closed the acquisition of a Spanish engineering and outage services business for cash consideration of $23 million, subject to purchase price adjustments, and accounted for the transaction as a business combination under IFRS 3.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the details of financial instruments and their associated financial instrument classifications as at June 30, 2023:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$836	$836
Accounts and other receivable, net (current and non-current)	—	—	2,983	2,983
Other assets (current and non-current) (1)	—	—	513	513
Financial assets (current and non-current) (2)	16	260	360	636
Total	$16	$260	$4,692	$4,968
Financial liabilities
Accounts payable and other (current and non-current) (2) (3)	$5	$113	$4,289	$4,407
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	13,171	13,171
Exchangeable and class B shares (4)	—	—	1,257	1,257
Total	$5	$113	$18,717	$18,835
____________________________________
(1)Excludes prepayments, assets held for sale and other non-financial assets of $894 million.
(2)FVOCI includes $260 million of derivative assets and $113 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $2,986 million.
(4)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b), the class C shares meet certain qualifying criteria and are presented as equity instruments in accordance with IAS 32. See Note 21 for additional information.
Included in cash and cash equivalents as at June 30, 2023 is $482 million of cash (December 31, 2022: $522 million) and $354 million of cash equivalents (December 31, 2022: $214 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2022:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$736	$736
Accounts and other receivable, net (current and non-current)	—	—	3,191	3,191
Other assets (current and non-current) (1)	—	—	435	435
Financial assets (current and non-current) (2)	20	208	269	497
Total (3)	$20	$208	$4,631	$4,859
Financial liabilities
Accounts payable and other (2) (3)	$3	$70	$4,684	$4,757
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	12,913	12,913
Exchangeable and class B shares (4)	—	—	1,237	1,237
Total	$3	$70	$18,834	$18,907
____________________________________
(1)Excludes prepayments, assets held for sale and other non-financial assets of $1,031 million.
(2)FVOCI includes $208 million of derivative assets and $70 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $2,882 million.
(4)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b), the class C shares meet certain qualifying criteria and are presented as equity instruments in accordance with IAS 32. See Note 21 for additional information.
(a)Hedging activities
Net investment hedges
The company uses foreign exchange derivative contracts to manage foreign currency exposures arising from net investments in foreign operations. For the three and six-month periods ended June 30, 2023, a pre-tax net loss of $2 million and $13 million (June 30, 2022: pre-tax net gain of $99 million and $87 million, respectively), was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at June 30, 2023, there was a derivative asset balance of $nil (December 31, 2022: $nil) and derivative liability balance of $36 million (December 31, 2022: $28 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The company uses foreign exchange contracts and option contracts to hedge highly probable future transactions and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the three and six-month periods ended June 30, 2023, a pre-tax net gain of $89 million and $38 million (June 30, 2022: pre-tax net gain of $42 million and $134 million, respectively), was recorded in other comprehensive income for the effective portion of cash flow hedges. As at June 30, 2023, there was derivative asset balance of $260 million (December 31, 2022: $208 million) and a derivative liability balance of $77 million (December 31, 2022: $42 million) relating to the derivative contracts designated as cash flow hedges.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
(b)Fair value hierarchical levels – financial instruments
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at June 30, 2023 and December 31, 2022:

	June 30, 2023			December 31, 2022
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Derivative assets	$—	$260	$—	$—	$214	$—
Other financial assets	16	—	—	14	—	—
	$16	$260	$—	$14	$214	$—
Financial liabilities
Derivative liabilities	$—	$118	$—	$—	$71	$—
Other financial liabilities	—	—	—	—	—	2
	$—	$118	$—	$—	$71	$2
There were no transfers between levels during the six months ended June 30, 2023.
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Current
Restricted cash	$45	$44
Derivative assets	38	34
Loans and notes receivable	32	2
Total current	$115	$80
Non-current
Restricted cash	$218	$215
Derivative assets	222	180
Loans and notes receivable	65	8
Other financial assets	16	14
Total non-current	$521	$417
NOTE 6. EXCHANGEABLE SHARES, CLASS B SHARES AND CLASS C SHARES
The exchangeable shares and the class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, the exchangeable shares and the class B shares were recognized at their fair value. Subsequent to initial recognition, the exchangeable shares and the class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one LP Unit.
During the six months ended June 30, 2023, there were 622 exchangeable shares exchanged for LP Units (June 30, 2022: 50,825). As at June 30, 2023, the exchangeable shares and the class B shares were remeasured to reflect the closing price of one LP Unit, which was $17.23 per unit. Remeasurement gains or losses associated with the exchangeable shares and class B shares are recorded in remeasurement of exchangeable and class B shares in the unaudited interim condensed consolidated statements of operating results. During the six months ended June 30, 2023 $9 million of dividends (June 30, 2022: $5 million of dividends) were declared on the outstanding exchangeable shares of the company and included in interest income (expense), net in the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
The following table provides a continuity schedule of outstanding exchangeable shares, and the class B shares, along with the carrying value of the corresponding liability and remeasurement gains and losses:

(US$ MILLIONS, except as noted)	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable shares and class B shares
Balance as at January 1, 2023	72,955,585	1	$1,237
Shares exchanged to LP Units	(622)	—	—
Remeasurement (gains) losses	—	—	20
Balance as at June 30, 2023	72,954,963	1	$1,257
Similar to the exchangeable shares and class B shares, the class C shares are classified as liabilities due to their cash redemption feature. However, the class C shares, the most subordinated class of all the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 21 for further details related to class C shares.
NOTE 7. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Current, net	$2,016	$2,303
Non-current, net
Accounts receivable	120	137
Retainer on customer contract	84	70
Billing rights	763	681
Total non-current, net	$967	$888
Total	$2,983	$3,191
Non-current billing rights represent unbilled rights from the company’s water and wastewater operations in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The company’s construction operations has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at June 30, 2023 was $145 million (December 31, 2022: $142 million).
NOTE 8. INVENTORY, NET

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Raw materials and consumables	$269	$270
Work in progress	161	155
Finished goods and other	276	210
Carrying amount of inventories	$706	$635
NOTE 9. DISPOSITIONS
(a)Dispositions completed in the six months ended June 30, 2023
Business Services - Dealer software and technology services operations
On May 1, 2023, the company’s dealer software and technology services operations completed the sale of its non-core division servicing the heavy equipment sector for consideration of approximately $490 million, resulting in a gain of $87 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
Infrastructure Services - Power delivery business
During February 2023, the company’s nuclear technology services operations completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a gain of $14 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
(b)Dispositions completed in the six months ended June 30, 2022
For the six-month period ended June 30, 2022, the company did not recognize any gains or losses on dispositions.
NOTE 10. OTHER ASSETS

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Current
Work in progress (1)	$513	$435
Prepayments and other assets	490	391
Assets held for sale	9	300
Total current	$1,012	$1,126
Non-current
Prepayments and other assets	$395	$340
Total non-current	$395	$340
____________________________________
(1)See Note 16 for additional information.
NOTE 11. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the six-month period ended June 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Gross carrying amount
Balance at beginning of period	$4,810	$4,820
Additions (cash and non-cash)	230	386
Dispositions	(65)	(57)
Acquisitions through business combinations (1)	—	152
Assets reclassified as held for sale	—	(79)
Foreign currency translation and other	(43)	(412)
Balance at end of period	$4,932	$4,810
Accumulated depreciation and impairment
Balance at beginning of period	$(1,045)	$(784)
Depreciation and impairment expense	(172)	(346)
Dispositions	30	36
Assets reclassified as held for sale	—	7
Foreign currency translation and other	5	42
Balance at end of period	$(1,182)	$(1,045)
Net book value (2)	$3,750	$3,765
____________________________________
(1)See Note 3 for additional information.
(2)Includes right-of-use assets of $426 million as at June 30, 2023 (December 31, 2022: $418 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 12. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the six-month period ended June 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Gross carrying amount
Balance at beginning of period	$10,693	$5,087
Additions	217	439
Dispositions	(335)	(1)
Acquisitions through business combinations (1)	—	5,217
Assets reclassified as held for sale	—	(159)
Foreign currency translation	257	110
Balance at end of period	$10,832	$10,693
Accumulated amortization
Balance at beginning of period	$(1,398)	$(861)
Amortization and impairment expense	(384)	(561)
Dispositions	78	2
Assets reclassified as held for sale	—	29
Foreign currency translation	(46)	(7)
Balance at end of period	$(1,750)	$(1,398)
Net book value	$9,082	$9,295
____________________________________
(1)See Note 3 for additional information.
In connection with the company’s acquisition of CDK Global, the company acquired customer relationship intangible assets which pertain to strong and continuing relationships with many of the company’s customers which contribute to the revenues and cash flows generated by the company’s respective operations. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach. The customer relationship intangible assets acquired in connection with the CDK Global acquisition have a carrying value of $3.4 billion at June 30, 2023 and a remaining useful life of 14 years.
NOTE 13. GOODWILL
The following table presents the change in the balance of goodwill for the six-month period ended June 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Balance at beginning of period	$6,914	$2,216
Acquisitions through business combinations (1)	—	4,836
Dispositions	(142)	—
Assets reclassified as held for sale	—	(11)
Foreign currency translation	(60)	(127)
Balance at end of period	$6,712	$6,914
____________________________________
(1)See Note 3 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 14. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the six-month period ended June 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Balance at beginning of period	$251	$70
Acquisitions through business combinations	—	184
Share of net income (loss)	—	13
Distributions received	(9)	(16)
Foreign currency translation	7	—
Balance at end of period	$249	$251
NOTE 15. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Current
Accounts payable	$1,227	$1,253
Accrued and other liabilities (1)	868	805
Lease liabilities	75	76
Financial liabilities (2)	135	145
Work in progress (3)	1,313	1,175
Provisions and decommissioning liabilities	591	609
Liabilities associated with assets held for sale	5	42
Loan payable to Brookfield Business Partners	—	228
Total current	$4,214	$4,333
Non-current
Accounts payable	$90	$84
Accrued and other liabilities (1)	628	573
Lease liabilities	422	423
Financial liabilities (2)	1,502	1,694
Work in progress (3)	50	49
Provisions and decommissioning liabilities	487	483
Total non-current	$3,179	$3,306
____________________________________
(1)Includes post-employment benefits of $391 million ($9 million current and $382 million non-current) as at June 30, 2023, and $385 million ($14 million current and $371 million non-current) as at December 31, 2022.
(2)Includes financial liabilities of $1,429 million ($64 million current and $1,365 million non-current) as at June 30, 2023, and $1,673 million ($74 million current and $1,599 million non-current) as at December 31, 2022 related to a failed sale and leaseback of hospitals. During the quarter, a gain of $208 million was recognized in other income (expense), net in the unaudited interim condensed statement of operating results for the three months ended June 30, 2023 from the extinguishment of a liability related to leased hospitals. During the period the company entered into a new failed sale leaseback arrangement with a different counterparty for the same hospitals.
(3)See Note 16 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 16. CONTRACTS IN PROGRESS

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Contract costs incurred to date	$21,064	$21,014
Profit recognized to date (less recognized losses)	2,086	2,044
	$23,150	$23,058
Less: progress billings	(24,000)	(23,847)
Contract work in progress (liability)	$(850)	$(789)
Comprising:
Amounts due from customers – work in progress	$513	$435
Amounts due to customers – creditors	(1,363)	(1,224)
Net work in progress	$(850)	$(789)
NOTE 17. BORROWINGS
Current and non-current non-recourse borrowings in subsidiaries of the company as at June 30, 2023, net of deferred financing costs, premiums and discounts were $1,429 million and $11,742 million (December 31, 2022: $415 million and $12,498 million). Non-recourse borrowings in subsidiaries of the company include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
The company has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities, and notes and debentures which are subject to fixed or floating rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The company’s operations are currently in compliance with all covenant requirements, and the company continues to work with its subsidiaries to monitor performance against such covenant requirements.
NOTE 18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Business Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to Brookfield Business Partners for the six-month period ended June 30, 2023 and 2022:

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(466)	$131	$(335)
Other comprehensive income (loss)	13	(5)	8
Balance as at June 30, 2023	$(453)	$126	$(327)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(440)	$32	$(408)
Other comprehensive income (loss)	(18)	64	46
Balance as at June 30, 2022	$(458)	$96	$(362)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 19. DIRECT OPERATING COSTS
The company has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the company are disclosed in Note 22. Key decision makers of the company are all employees of the ultimate parent company or its subsidiaries, which provide management services under a master services agreement with Brookfield (the “Master Services Agreement”).
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three and six-month periods ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
Inventory costs	$270	$254	$639	$501
Subcontractor and consultant costs	677	736	1,298	1,417
Concession construction materials and labor costs	85	81	160	160
Depreciation and amortization expense	272	156	554	305
Compensation	967	679	1,880	1,305
Other direct costs	295	204	586	447
Total	$2,566	$2,110	$5,117	$4,135
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
NOTE 20. REVENUES
(a)Revenues by type
The following table summarizes the company’s revenues by type of revenue for the three and six-month periods ended June 30, 2023 and 2022.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
Revenues by type
Revenues from contracts with customers	$2,913	$2,318	$5,834	$4,549
Other revenues	1	—	1	20
Total revenues	$2,914	$2,318	$5,835	$4,569
(b)Timing of recognition of revenues from contracts with customers
The following table summarizes the company’s revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and six-month periods ended June 30, 2023 and June 30, 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
Timing of revenue recognition
Goods and services provided at a point in time	$989	$944	$2,099	$1,860
Services transferred over a period of time	1,924	1,374	3,735	2,689
Total revenues from contracts with customers	$2,913	$2,318	$5,834	$4,549

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
(c)Revenues by geography
The following table summarizes the company’s revenues by geography for revenues from contracts with customers for the three and six-month period ended June 30, 2023 and June 30, 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
United Kingdom	$301	$216	$535	$422
United States of America	1,064	371	2,197	816
Europe	233	238	452	453
Australia	928	1,093	1,874	2,134
Canada	81	45	154	83
Brazil	245	225	469	431
Other	61	130	153	210
Total revenues from contracts with customers	$2,913	$2,318	$5,834	$4,549
Other revenues	1	—	1	20
Total revenues	$2,914	$2,318	$5,835	$4,569
NOTE 21. EQUITY
The following table provides a continuity of the company’s outstanding equity for the six-month period ended June 30, 2023:

	Class C shares
(US$ MILLIONS, except as noted)	Shares outstanding (Shares)	Share capital
Balance as at January 1, 2023	25,934,121	$737
Balance as at June 30, 2023	25,934,121	$737
In connection with the special distribution, the company issued approximately 73 million exchangeable shares, 1 class B share and approximately 26 million class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, the class C shares, the most subordinated of all of the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 6 for further details related to the exchangeable shares and the class B shares.
The value of share capital, which relates to the class C shares, was determined to be $28.41 based on the opening price of an LP Unit on March 15, 2022, the date of the special distribution.
NOTE 22. RELATED PARTY TRANSACTIONS
In the normal course of operations, the company entered into the transactions below with related parties. The ultimate parent of the company is Brookfield Corporation. Other related parties of the company represent Brookfield Corporation’s subsidiaries and operating entities.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Business Partners pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the total capitalization of Brookfield Business Partners. For purposes of calculating the Base Management Fee, the total capitalization of Brookfield Business Partners is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units), plus the value of securities of the other service recipients (including the exchangeable shares) that are not held by Brookfield Business Partners, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
The company is responsible for paying its proportionate share of the total Base Management Fee in connection with the Master Services Agreement. The Base Management Fee attributable to the company for the three and six-month periods ended June 30, 2023 was $5 million and $9 million, respectively (June 30, 2022: $4 million and $5 million, respectively). The expense related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the unaudited interim condensed consolidated statements of operating results.
An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s investment mandate. In the normal course of business, the group and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the group, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the group’s best interests.
Brookfield has entered into indemnity agreements with the company related to certain projects that were in place prior to the creation of Brookfield Business Partners. Under these indemnity agreements, Brookfield has agreed to indemnify or refund the company, as appropriate, for the receipt of payments relating to such projects.
Brookfield entered into an agreement to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of the company). As at June 30, 2023, the amount subscribed from the company was $nil (December 31, 2022: $nil) and the amount subscribed from Brookfield Business Partners was $1,475 million (December 31, 2022: $1,475 million). Brookfield will have the right to cause the company or Brookfield Business Partners to redeem the preferred securities at par plus accrued and unpaid dividends to the extent of any net proceeds received by the company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
As discussed in Note 1(b), prior to the special distribution, the company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a 10-year revolving $1 billion credit facility to facilitate the movement of cash within the group. The credit facility permits the company to borrow up to $1 billion from Brookfield Business Partners and the other permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis. As at June 30, 2023, the amount outstanding on deposit is $12 million receivable from Brookfield Business Partners included in accounts and other receivable, net (December 31, 2022: $25 million).
In connection with the special distribution, Brookfield Business Partners provided the company an equity commitment in the amount of $2 billion. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which the exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, by $25.00 per share. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control the company and has the ability to elect a majority of the Board of Directors.
From time to time, Brookfield may place funds on deposit with Brookfield Business Partners and the company, on terms approved by the independent directors of the company. Interest earned or incurred on such deposits is at market terms. As at June 30, 2023, the net deposit from Brookfield was $nil (December 31, 2022: $nil) and the company incurred interest expense of $nil and $nil for the three and six months ended June 30, 2023 on these deposits (June 30, 2022: $nil and $nil).
A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
Inclusive of those described above, the following table summarizes the transactions the company has entered into with related parties and balances the company has entered into for the three and six-month periods ended June 30, 2023 and 2022:

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
Transactions during the period
Revenues (1)	$6	$53	$53	$124
Interest income	3	—	11	—
____________________________________
(1)The company provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Balances at end of period:
Accounts and other receivable, net	$202	$602
Accounts payable and other	35	269
Non-recourse borrowings in subsidiaries of the company	44	—
NOTE 23. DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (currency risk and interest rate risk) and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate fair values of the company’s derivative financial instruments are as follows:

	June 30, 2023		December 31, 2022
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$35	$(111)	$39	$(59)
Cross currency swaps	—	(7)	14	(12)
Interest rate derivatives	225	—	161	—
Total	$260	$(118)	$214	$(71)
Total current	$38	$(36)	$34	$(26)
Total non-current	$222	$(82)	$180	$(45)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023 and December 31, 2022 and
for the three and six months ended June 30, 2023 and 2022
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended June 30,
(US$ MILLIONS)	2023	2022
Net interest paid (received)	$467	$196
Net income taxes paid (received)	70	34
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2023	2022
Accounts receivable	$(104)	$135
Inventory	(73)	(57)
Prepayments and other	(195)	(5)
Accounts payable and other	58	(201)
Changes in non-cash working capital, net	$(314)	$(128)
NOTE 25. SUBSEQUENT EVENTS
(a)Distribution
On August 3, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per exchangeable share, payable on September 29, 2023 to shareholders of record as at the close of business on August 31, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Business Corporation (our “company”). This MD&A is dated August 8, 2023 and has been approved by the board of directors of our company (the “Board of Directors”) for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we”, “us” and “our” refer to Brookfield Business Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our company’s most recently issued annual financial statements. Additional information is available on our website at https://bbu.brookfield.com/bbuc/overview, on SEDAR+’s website at www.sedarplus.ca and on EDGAR’s website at www.sec.gov.
The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Business Partners”). Brookfield Business Partners, our company and respective subsidiaries are referred to collectively as our “group”. We believe economic equivalence is achieved through targeting identical dividends and distributions on the exchangeable shares and the LP Units and each exchangeable share being exchangeable at the option of the holder for one LP Unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the LP Units and the combined business performance of our company and Brookfield Business Partners as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://bbu.brookfield.com. The information found on, or accessible through, https://bbu.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of our group, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of our group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•our limited operating history;
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;

•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom, including the anticipated sale of Westinghouse Electric Company;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the ability to appropriately manage human capital;
•the effect of applying future accounting changes;
•business competition;
•operational and reputational risks;
•technological change;
•changes in government regulation and legislation within the countries in which we operate;
•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics including COVID-19;
•the redemption of exchangeable shares by the company at any time or upon notice from the holder of the class B shares;
•the possible impact of international conflicts, wars and related developments including Russia’s invasion of Ukraine, terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including in the “Risk Factors” section in our 2022 Annual Report.
We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
For a more comprehensive list of risks and uncertainties, please refer to our 2022 Annual Report under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our company to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information.

Basis of Presentation
The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of our company, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the IASB, and using the accounting policies our company applied in its annual consolidated financial statements as at and for the year ended December 31, 2022, except for the impact of the adoption of the new accounting policies and standards described within the New Accounting Policies Adopted section of this MD&A. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of our company and its consolidated subsidiaries, which are the entities over which our company has control.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars.
Overview of Our Company
Our company is a Canadian corporation established by Brookfield Business Partners as an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Each exchangeable share of our company is exchangeable at the option of the holder for one LP Unit or its cash equivalent and structured with the intention of providing an economic return equivalent to one LP Unit. Through our operating subsidiaries, we own and operate high-quality services and industrial operations that benefit from barriers to entry and/or are low-cost producers. We seek to build value by pursuing an operations-oriented approach to enhancing cash flows and opportunistically recycling capital to grow our existing operations and make new acquisitions. We strive to ensure that all our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows.
Unaudited Interim Condensed Consolidated Results of Operations
The table below summarizes our results of operations for the three and six-month periods ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2023	2022	2023	2022
Revenues	$2,914	$2,318	$5,835	$4,569
Direct operating costs	(2,566)	(2,110)	(5,117)	(4,135)
General and administrative expenses	(117)	(72)	(224)	(140)
Interest income (expense), net	(307)	(133)	(586)	(240)
Equity accounted income (loss), net	3	2	—	3
Impairment expense, net	(7)	—	(7)	—
Gain (loss) on acquisitions/dispositions, net	87	—	101	—
Remeasurement of exchangeable and class B shares	101	696	(20)	528
Other income (expense), net	145	(24)	88	(67)
Income (loss) before income tax	253	677	70	518
Income tax (expense) recovery
Current	(113)	(17)	(158)	(33)
Deferred	18	390	61	402
Net income (loss)	$158	$1,050	$(27)	$887
Attributable to:
Brookfield Business Partners	$108	$789	$(32)	$625
Non-controlling interests	50	261	5	262
	$158	$1,050	$(27)	$887

Comparison of the three and six-month period ended June 30, 2023 and 2022
For the three months ended June 30, 2023, net income decreased by $892 million to $158 million, compared to $1,050 million for the three months ended June 30, 2022. The decrease in net income was primarily due to lower remeasurement gains on the exchangeable shares and a deferred income tax recovery recognized in the prior year at our nuclear technology services operations described below.
For the six months ended June 30, 2023, the company recognized a net loss of $27 million, compared to net income of $887 million for the six months ended June 30, 2022. The decrease was primarily due to the same factors described above.
Revenues
For the three months ended June 30, 2023, revenues increased by $596 million to $2,914 million, compared to $2,318 million for the three months ended June 30, 2022. The increase was primarily due to contributions from our dealer software and technology services operations acquired in the third quarter of 2022 and increased revenues from our nuclear technology services operations primarily due to contributions from the add-on acquisitions completed during the prior year. The increase was partially offset by lower revenues from our construction operations. On a local currency basis, revenues from our healthcare services operations increased primarily due to higher admission rates, patient days and higher revenue per patient day. These contributions on a U.S. dollar basis decreased from the prior period due to the impact of foreign exchange as the U.S. dollar strengthened against the Australian dollar.
For the six months ended June 30, 2023, revenues increased by $1,266 million to $5,835 million, compared to $4,569 million for the six months ended June 30, 2022. The increase was primarily due to the same factors described above.
On October 11, 2022, we announced the proposed sale of our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion, including proceeds from the disposition of a non-core asset that were received in February 2023. Due to the unique nature of these operations and the extensive regulations to which they are subject, the plan of sale as contemplated is subject, in addition to more customary closing conditions, certain substantive regulatory approvals, including approvals from the EU and UK antitrust authorities, which are currently outstanding. Failure to obtain these approvals may result in significant changes to, or withdrawal of, the plan of sale. Accordingly, we can provide no assurance that the sale of our nuclear technology services operations will be completed in accordance with the plan as currently contemplated, or at all. Revenues from our nuclear technology services operations for the three and six months ended June 30, 2023 were $1,006 million and $2,062 million, respectively.
Direct operating costs
For the three months ended June 30, 2023, direct operating costs increased by $456 million to $2,566 million, compared to $2,110 million for the three months ended June 30, 2022. The increase was primarily due to contributions from acquisitions of our dealer software and technology services operations and the add-on acquisitions in our nuclear technology services operations completed during the prior year, partially offset by decreased costs at our construction operations.
For the six months ended June 30, 2023, direct operating costs increased by $982 million to $5,117 million, compared to $4,135 million for the six months ended June 30, 2022. The increase was primarily due to the same factors described above.
Direct operating costs from our nuclear technology services operations for the three and six months ended June 30, 2023 were $898 million and $1,833 million, respectively.
General and administrative expenses
For the three months ended June 30, 2023, general and administrative expenses increased by $45 million to $117 million, compared to $72 million for the three months ended June 30, 2022. The increase in general and administrative expenses was primarily due to contributions from our recent acquisitions.
For the six months ended June 30, 2023, general and administrative expenses increased by $84 million to $224 million, compared to $140 million for the six months ended June 30, 2022. The increase was primarily due to the same factor described above.

Interest income (expense), net
For the three months ended June 30, 2023, interest expense, net increased by $174 million to $307 million, compared to $133 million for the three months ended June 30, 2022. The increase was primarily due to borrowings associated with recent acquisitions combined with higher interest expense due to higher borrowings and interest rates. Interest expense includes $4 million of interest expense associated with the dividends accrued on the exchangeable shares.
For the six months ended June 30, 2023, interest expense, net increased by $346 million to $586 million, compared to $240 million for the six months ended June 30, 2022. The increase was primarily due to the same factors described above. Interest expense includes $9 million of interest expense associated with the dividends accrued on the exchangeable shares.
Remeasurement of exchangeable and class B shares
For the three months ended June 30, 2023, remeasurement gains on exchangeable and class B shares were $101 million compared to a remeasurement gain of $696 million for the three months ended June 30, 2022. The exchangeable and class B shares were remeasured to reflect the closing price of one LP Unit, $17.23 per unit as at June 30, 2023.
For the six months ended June 30, 2023, remeasurement losses on exchangeable and class B shares were $20 million compared to a remeasurement gain of $528 million for the six months ended June 30, 2022.
Other income (expense), net
For the three months ended June 30, 2023, other income, net increased by $169 million to $145 million, compared to other expense, net of $24 million for the three months ended June 30, 2022. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended June 30, 2023, the components of other income (expense), net include $204 million of net gains on debt modification and extinguishment, $37 million of business separation expenses, stand-up costs and restructuring charges, $10 million in transaction costs and $12 million of other expenses. For the three months ended June 30, 2022, the components of other income (expense), net include $4 million of net revaluation losses, $12 million of business separation expenses, stand-up costs and restructuring charges, $5 million of net gain on debt extinguishment/modification, $8 million in transaction costs and $5 million of other expenses.
For the six months ended June 30, 2023, other income, net increased by $155 million to $88 million, compared to other expense, net of $67 million for the six months ended June 30, 2022. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended June 30, 2023, the components of other income (expense), net include $201 million of net gains on debt modification and extinguishment, $67 million of business separation expenses, stand-up costs and restructuring charges, $25 million in transaction costs and $21 million of other expenses. For the six months ended June 30, 2022, the components of other income (expense), net include $15 million of net revaluation losses, $32 million of business separation expenses, stand-up costs and restructuring charges, $5 million of net gain on debt extinguishment/modification, $17 million in transaction costs and $8 million of other expenses.
During the three months ended June 30, 2023, a gain of $208 million was recognized in other income (expense), net in the unaudited interim condensed statement of operating results from the extinguishment of a liability related to leased hospitals. During the period the company entered into a new failed sale leaseback arrangement with a different counterparty for the same hospitals.
Income tax (expense) recovery
For the three months ended June 30, 2023, current income tax expense increased by $96 million to $113 million, compared to current income tax expense of $17 million for the three months ended June 30, 2022. The increase in current income tax expense was primarily due to a taxable gain on the sale of a non-core division servicing the heavy equipment sector within our dealer software and technology services operations. Deferred income tax recovery for the three months ended June 30, 2023 decreased by $372 million to $18 million, compared to deferred income tax recovery of $390 million for the three months ended June 30, 2022. The decrease in deferred income tax recovery was primarily due to the recognition of a deferred tax asset of $392 million at our nuclear technology services operations in the prior period. The deferred tax asset recorded in the prior period was a result of our company determining there was sufficient positive evidence to support the probability of future taxable profit in its nuclear technology services operations due to significant cumulative earnings in the operations for three consecutive years, a forecast of positive future earnings supported by long-term customer contracts and planned future growth opportunities, and an expectation that the tax attributes will be utilized prior to expiry.

For the six months ended June 30, 2023, current income tax expense increased by $125 million to $158 million, compared to current income tax expense of $33 million for the six months ended June 30, 2022. Deferred income tax recovery for the six months ended June 30, 2023 decreased by $341 million to $61 million, compared to deferred income tax recovery of $402 million for the six months ended June 30, 2022.
Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2023		2022				2021
(US$ MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$2,914	$2,921	$3,124	$2,905	$2,318	$2,251	$2,488	$2,340
Direct operating costs	(2,566)	(2,551)	(2,727)	(2,604)	(2,110)	(2,025)	(2,195)	(2,162)
General and administrative expenses	(117)	(107)	(103)	(129)	(72)	(68)	(66)	(74)
Interest income (expense), net	(307)	(279)	(254)	(248)	(133)	(107)	(96)	(106)
Equity accounted income (loss), net	3	(3)	7	3	2	1	2	2
Impairment reversal (expense), net	(7)	—	(21)	—	—	—	—	—
Gain (loss) on acquisitions/dispositions, net	87	14	—	—	—	—	—	—
Remeasurement of exchangeable and Class B shares	101	(121)	182	126	696	(168)	—	—
Other income (expense), net	145	(57)	(65)	(43)	(24)	(43)	(43)	(19)
Income (loss) before income tax	253	(183)	143	10	677	(159)	90	(19)
Income tax (expense) recovery
Current	(113)	(45)	(28)	(27)	(17)	(16)	7	(9)
Deferred	18	43	43	48	390	12	24	7
Net income (loss)	$158	$(185)	$158	$31	$1,050	$(163)	$121	$(21)
Attributable to:
Brookfield Business Partners	$108	$(140)	$194	$92	$789	$(164)	$36	$1
Non-controlling interests	50	(45)	(36)	(61)	261	1	85	(22)
	$158	$(185)	$158	$31	$1,050	$(163)	$121	$(21)
Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. The majority of cyclical fluctuations are driven by our nuclear technology services operations which generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel; revenues are also impacted quarter-over-quarter based on volume of fuel shipments. Net income is impacted by periodic monetization gains, impairment losses and gains or losses on remeasurement of exchangeable shares.

Review of Consolidated Financial Position
The following table is a summary of the unaudited interim condensed consolidated statements of financial position as at June 30, 2023 and December 31, 2022:

			Change
(US$ MILLIONS)	June 30, 2023	December 31, 2022	June 30, 2023 vs December 31, 2023
Assets
Cash and cash equivalents	$836	$736	$100
Financial assets	636	497	139
Accounts and other receivable, net	2,983	3,191	(208)
Inventory, net	706	635	71
Other assets	1,407	1,466	(59)
Property, plant and equipment	3,750	3,765	(15)
Deferred income tax assets	565	626	(61)
Intangible assets	9,082	9,295	(213)
Equity accounted investments	249	251	(2)
Goodwill	6,712	6,914	(202)
	$26,926	$27,376	$(450)
Liabilities and Equity
Liabilities
Accounts payable and other	$7,393	$7,639	$(246)
Non-recourse borrowings in subsidiaries of the company	13,171	12,913	258
Exchangeable and class B shares	1,257	1,237	20
Deferred income tax liabilities	1,405	1,516	(111)
	$23,226	$23,305	$(79)
Equity
Brookfield Business Partners	$327	$359	$(32)
Non-controlling interests	3,373	3,712	(339)
	3,700	4,071	(371)
	$26,926	$27,376	$(450)
Financial assets
Financial assets increased by $139 million to $636 million as at June 30, 2023, compared to $497 million as at December 31, 2022. The balance comprised loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to a note receivable recognized at our dealer software and technology services operations related to the sale of its non-core division servicing the heavy equipment sector, combined with fair value adjustments on interest rate swap derivative assets at our dealer software and technology services operations and at our nuclear technology services operations.
Accounts receivable and other, net
Accounts receivable and other, net decreased by $208 million to $2,983 million as at June 30, 2023, compared to $3,191 million as at December 31, 2022.
Other assets
Other assets decreased by $59 million to $1,407 million as at June 30, 2023, compared to $1,466 million as at December 31, 2022. The decrease was primarily due to the sale of non-core assets in our nuclear technology services operations which was previously included in assets held for sale, partially offset by higher prepaid assets in our construction operations.

Property, plant & equipment and intangible assets
PP&E decreased by $15 million to $3,750 million as at June 30, 2023, compared to $3,765 million as at December 31, 2022. The decrease was primarily due to $172 million of regular depreciation expense, dispositions of $35 million and the impact of foreign exchange movements of $38 million, partially offset by additions to PP&E of $230 million primarily at our nuclear technology services operations. As at June 30, 2023, PP&E included $426 million of right-of-use assets (December 31, 2022: $418 million).
Intangible assets decreased by $213 million to $9,082 million as at June 30, 2023, compared to $9,295 million as at December 31, 2022. The decrease was primarily due to the sale of a non-core division in our dealer software and technology services operations during the second quarter of 2023, combined with regular amortization expense.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at our nuclear technology services operations, production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operations and maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations. In addition, we included additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the six months ended June 30, 2023 were $90 million and $192 million, respectively (2022: $80 million and $185 million, respectively).
Goodwill
Goodwill decreased by $202 million to $6,712 million as at June 30, 2023, compared to $6,914 million as at December 31, 2022. The decrease was primarily due to the sale of a non-core division in our dealer software and technology services operations during the second quarter of 2023 and the impact of foreign exchange movements.
Accounts payable and other
Accounts payable and other decreased by $246 million to $7,393 million as at June 30, 2023, compared to $7,639 million as at December 31, 2022.
Non-recourse borrowings in subsidiaries of the company
Borrowings are discussed in “Liquidity and Capital Resources”.
Summary Financial Information Related to the Partnership
As the market price of the exchangeable shares is expected to be significantly impacted by the market price of the LP Units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details, please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

(US$ MILLIONS)	Three Months Ended June 30,		Six Months Ended June 30,
IFRS Measures	2023	2022	2023	2022
Revenues	$13,506	$14,607	$27,264	$28,034
Net income (loss)	41	280	$244	$270

(US$ MILLIONS)	As at
IFRS Measures	June 30, 2023	December 31, 2022
Total assets	$90,314	$89,250
Total liabilities	71,422	70,821
Total equity	18,892	18,429

(US$ MILLIONS)	Three Months Ended June 30,		Six Months Ended June 30,
Non-IFRS Measure	2023	2022	2023	2022
Adjusted EBITDA (1)	$606	$530	$1,228	$1,016
____________________________________
(1)The partnership’s definition of these non-IFRS financial measures are included within the partnership’s periodic reporting referenced in the introductory section of this MD&A.
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and monetizations of mature businesses, and access to public and private capital markets.
As at June 30, 2023, the outstanding non-recourse borrowings in subsidiaries of the company were $13,171 million compared to $12,913 million as at December 31, 2022. Non-recourse borrowings in subsidiaries of the company comprised the following:

(US$ MILLIONS)	June 30, 2023	December 31, 2022
Term loans	$8,857	$8,595
Project financing	777	587
Notes and debentures	2,028	1,705
Credit facilities (1)	1,509	2,026
Total non-recourse borrowings in subsidiaries	$13,171	$12,913
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
We principally finance our assets at the operating company level with debt that is non-recourse to both our company and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities and term loans with variable interest rates, and notes and debentures with fixed interest rates, with varying maturities ranging from on demand to 24 years. Borrowings increased by $258 million between June 30, 2023 and December 31, 2022, primarily due to higher borrowings at our water and wastewater operations.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Certain of our borrowings are subject to financial maintenance covenants, including fixed charge coverage and leverage ratios. For the three months ended June 30, 2023, the financial performance of our businesses was in line with covenants and we took proactive measures, where necessary, to ensure compliance. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and we continue to work with our operating companies to monitor performance against such covenant requirements.
The partnership has provided our company with an equity commitment in the amount of $2 billion in order to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.

Our company has also entered into two credit facilities with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving credit facility for purposes of providing our company and Brookfield Business Partners with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Our company may also establish credit facilities with one or more arm’s length banks. We intend to use the liquidity provided by the credit facilities for working capital purposes. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis. As at June 30, 2023, the amount outstanding on deposit is $12 million receivable from Brookfield Business Partners included in accounts and other receivable, net (December 31, 2022: $25 million).
Brookfield entered into an agreement to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of our company). As at June 30, 2023, the amount subscribed from our company was $nil (December 31, 2022: $nil) and the amount subscribed from other subsidiaries of Brookfield Business Partners was $1,475 million (December 31, 2022: $1,475 million). Brookfield will have the right to cause our company or Brookfield Business Partners to redeem the preferred securities at par to the extent of any net proceeds received by our company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
Dividend Policy
The Board of Directors may declare dividends at its discretion. However, each exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit. Our company targets to declare and pay dividends on the exchangeable shares at the same time as distributions are declared and paid on the LP Units and targets that dividends on each exchangeable share are declared and paid in the same amount as distributions are declared and paid on each LP Unit to provide holders of exchangeable shares with an economic return equivalent to holders of the LP Units.
The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per exchangeable share, payable on September 29, 2023 to shareholders of record as at the close of business on August 31, 2023. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared by the board of directors of the general partner of Brookfield Business Partners on its LP Units.
Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
As at June 30, 2023, we had cash and cash equivalents of $836 million, compared to $736 million as at December 31, 2022. The net cash flows for the six months ended June 30, 2023 and June 30, 2022, were as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2023	2022
Cash flow provided by (used in) operating activities	$(69)	$196
Cash flow provided by (used in) financing activities	(239)	1,441
Cash flow provided by (used in) investing activities	375	(1,683)
Effect of foreign exchange rates on cash	33	(20)
Change in cash and cash equivalents	$100	$(66)
Cash flow provided by (used in) operating activities
Total cash flow used in operating activities for the six months ended June 30, 2023 was $69 million compared to cash provided of $196 million for the six months ended June 30, 2022. The cash flow used in operating activities during the six months ended June 30, 2023 was primarily attributable to changes in non-cash working capital due to timing of receivables and payables at our nuclear technology services operations. Net of non-cash working capital changes, the cash flow provided by operating activities decreased by $79 million to $245 million for the six-month period ended June 30, 2023 compared to $324 million for the six-month period ended June 30, 2022, primarily due to higher interest expense, as a result of higher interest rates and higher borrowings.

Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $239 million for the six months ended June 30, 2023, compared to cash flow provided by financing activities of $1,441 million for the six months ended June 30, 2022. During the six months ended June 30, 2023, distributions to others who have interests in operating subsidiaries was $1,122 million, which was primarily related to distributions of proceeds from the sale of a non-core division in our dealer software and technology services operations combined with distributions of proceeds from the syndication to institutional investors of our dealer software and technology services operations. This was partially offset by capital provided by others who have interests in operating subsidiaries of $942 million for the six months ended June 30, 2023, which was primarily related to contributions from investors at our dealer software and technology services operations and our healthcare services operations, as well as proceeds from borrowings, net of repayments, which were $228 million, comprising lower borrowings and higher repayments at our healthcare services operations.
Cash flow provided by (used in) investing activities
Total cash flow provided by investing activities was $375 million for the six months ended June 30, 2023, compared to cash flow used in investing activities of $1,683 million for the six months ended June 30, 2022. Our cash flows provided by investing activities were primarily related to proceeds of $700 million from the sale of a non-core division in our dealer software and technology services operations and the sale of the power delivery business at our nuclear technology services operations. This was partially offset by the acquisition of property, plant and equipment and intangible assets of $333 million within our water and wastewater operations and our nuclear technology services operations.
Off-Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at June 30, 2023, the total outstanding amounts were approximately $1.6 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. Our company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the unaudited interim condensed consolidated financial statements.
BBUC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) the obligations of Brookfield Business Partners under its $2.3 billion bilateral credit facilities and (ii) the obligations of Brookfield Business Partners under its $1 billion revolving acquisition credit facility with Brookfield. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevent us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
On August 12, 2022, the TSX accepted a notice filed by our company of its intention to establish a normal course issuer bid (“NCIB”) for its exchangeable shares. Under the NCIB, our company is authorized to repurchase up to 5% of its issued and outstanding exchangeable shares as at August 9, 2022 or 3,647,810 shares, including up to 13,916 shares on the TSX during any trading day.
During the six months ended June 30, 2023, our company did not repurchase any of its exchangeable shares.

Contractual Obligations
An integral part of our company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, our company may make commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at June 30, 2023:

	Payments as at June 30, 2023
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	2-5 Years	5+ Years
Borrowings	$13,533	$1,469	$672	$5,140	$6,252
Lease liabilities	886	77	79	153	577
Interest expense	4,856	906	838	2,143	969
Decommissioning liabilities	717	2	—	—	715
Pension obligations	3,793	88	89	280	3,336
Exchangeable and class B shares	1,257	1,257	—	—	—
Total	$25,042	$3,799	$1,678	$7,716	$11,849
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 22 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our “Significant Accounting Policies” contained in Note 2 of our annual consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.
Controls and procedures
There were no changes in internal control over financial reporting that occurred during the period beginning on April 1, 2023 and ended on June 30, 2023 that have materially affected or are reasonably likely to materially affect internal control over financial reporting.
New Accounting Policies Adopted
(i)Amendments to IAS 12 Income taxes (“IAS 12”)
In May 2021, IAS 12 was amended to clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. Our company adopted this amendment for the fiscal period beginning January 1, 2023 and the adoption did not have an impact on our company’s unaudited interim condensed consolidated financial statements.

In May 2023, IAS 12 was amended to clarify requirements relating to International Tax Reform - Pillar Two model rules. The amendments (i) introduce a temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”) and (ii) require additional disclosures. The amendments became effective immediately upon their issue and retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. Our company adopted this amendment for the fiscal period beginning January 1, 2023 and has elected to apply the temporary exception to the accounting requirements for deferred taxes related to Pillar Two income taxes. The adoption did not have an impact on our company’s unaudited interim condensed consolidated financial statements.
(ii)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
Our company adopted these amendments on January 1, 2023 and the adoption did not have a material impact on our company’s unaudited interim condensed consolidated financial statements.
Future changes in accounting policies
(i)Amendments to IAS 1 Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Our company is currently assessing the impact of these amendments.

Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION.
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS CORPORATION. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2023 AND DECEMBER 31, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS